Pursuant to Rule 425 under the  Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


                      NBT Bancorp Inc. & BSB Bancorp, Inc.

                                Merger of Equals

                              Investor Presentation

                                  May 17, 2000

FORWARD-LOOKING STATEMENT

This presentation contains statements regarding NBT Bancorp Inc. and BSB Bancorp, Inc. following the completion of the merger of equals discussed herein, including strategies, plans and objectives, as well as estimates and statements based on underlying estimates of future financial condition, performance and operating efficiencies on a pro forma basis and cost savings and revenue enhancements and accretion to reported earnings that will be realized from the merger.

These statements and estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from forward-looking statements.

Factors that might cause such a difference include, but are not limited to, risks and uncertainties related to the consummation of the merger, including the realization of the level of revenues following the merger; integration costs or difficulties; competition from both financial and non-financial institutions; changes in interest rates, deposit flows, loan demand and accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of NBT or BSB; and other economic, competitive, governmental, regulatory and technological factors affecting NBT or BSB or the combined institution specifically or the banking industry or economy generally.

Neither NBT or BSB assumes any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statement.

This presentation may be deemed to be solicitation material in respect of the proposed merger of BSB Bancorp, Inc. ("BSB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by and between NBT and BSB (the "Agreement"). Filing of this presentation is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl
R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of March 31, 2000, these directors and executive officers beneficially owned in the aggregate 1,417,878 shares, or approximately 7.83%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.

BSB and certain other persons named below may be deemed to be participants in the solicitation of proxies of BSB's shareholders to approve the proposed merger transaction between BSB and NBT. The participants in this solicitation may include the directors of BSB: Ferris G. Akel, Robert W. Allen, Diana J. Bendz, William C. Craine, John P. Driscoll, Ann G. Higbee, Thomas F. Kelly, David A. Niermeyer, Mark T. O'Neil, Jr., William H. Rincker and Thomas L. Thorn; as well as the executive officers of BSB: Glenn R. Small, Executive Vice President; Arthur C. Smith, Executive Vice President; Rexford C. Decker, Senior Vice President and Chief Financial Officer; Larry G. Denniston, Senior Vice President and Corporate Secretary; Douglas R. Johnson, Senior Vice President; and Matthew
W. Schaefer, Executive Vice President and Chief Information Officer. As of March 31, 2000, the directors and executive officers of BSB beneficially owned in the aggregate approximately 1,039,463 shares of BSB's outstanding common stock, representing approximately 9.90% of BSB's outstanding common stock. Additional information about the directors and executive officers of BSB is included in BSB's proxy statement for its 2000 Annual Meeting of shareholders filed with the SEC on April 3, 2000.

In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which will describe the proposed merger of NBT and BSB and the proposed terms and conditions of the merger. Stockholders of NBT and BSB are encouraged to read the registration statement and joint proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815,
Attention: John D. Roberts, telephone (607) 337-6541; or BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, New York 13901, Attention: Larry G. Denniston, telephone (607) 779-2406.

PRESENTERS


Daryl R. Forsythe - Chairman, President and CEO of NBT Bancorp Inc.

Thomas L. Thorn - Acting President and CEO of BSB Bancorp, Inc.

Michael J. Chewens - CFO of NBT Bancorp Inc.

Rexford C. Decker - CFO of BSB Bancorp, Inc.

TRANSACTION SUMMARY

Fixed Exchange Ratio:                       2.00 NBTB shares for each share of BSBN
Exchange Rationale:                         Ownership for Earnings Basis
Transaction Value at Announcement: (1)      $251 million
Accounting:                                 Pooling / Tax Free Exchange
Due Diligence:                              Completed
Anticipated Expense Reduction:              $7.4 million annually
Expected Closing:                           Fourth Quarter of 2000

(1)  Based on NBT's April 19, 2000 closing price of $12.00

Holding Company Name:                       To Be Determined
Bank Name:                                  To Be Determined
Principal Office:                           Binghamton, NY
Board of Directors:(1)                      7 from BSB and 8 from NBT including 2 from
                                              the company's Pennsylvania subsidiary
Chairman & CEO:                             Daryl R. Forsythe
Estimated Merger Charge:                    $15 to 18 million pre-tax
Cross-Options:                              19.9% priced at market
Price Protection:                           None

(1)  Provided NBT's pending transaction with Pioneer American closes.

TRANSACTION RATIONALE

o Exchange ratio was based upon estimated contributions to earnings in future periods by the two participants (excluding non-recurring charges)

o    Expected to be accretive to earnings per share for all participants  during
     2001

o    Improves  shareholder  liquidity with projected total shares outstanding of
     44.9 million

o Creates a more visible entity with pro forma assets of $4.6 billion which should attract increased analyst coverage and increased interest of institutional investors

o    Leverages strong competitive positions in adjacent markets

COST SAVING ANALYSIS

Non Interest Expense                                       (In Millions)
--------------------                                       -------------
Salary & Benefits                                              $2.9
Occupancy Expense                                               0.3
Professional Fees / Outside Svcs.                               2.8
IS and Communications                                           0.2
Other Operating Expenses                                        1.2
                                                               ----
     Total                                                     $7.4

Note: Full phase in expected in 2001.

EPS ANALYSIS OF COST SAVES

Estimated cost saves of $7.4 million will generate approximately $0.10 per share
(1) accretion once the cost saves have been fully implemented in 2001.

(1)  Utilizes 44.9 million shares and an effective tax rate of 38%.

PRO FORMA BALANCE SHEET (IN THOUSANDS)
DATA AS OF MARCH 31, 2000

                                                                          PRO FORMA
                                        NBT (1)           BSB              COMBINED
                                        -------           ---              --------
Total Assets                           2,444,834       2,230,864          4,675,698
Securities                               723,115         395,782          1,118,897
Loans                                  1,540,798       1,745,959          3,286,757

Total Deposits                         1,823,623       1,899,278          3,722,901
Total Equity                             194,625         157,016            351,641

Shares Outstanding                                                     44.9 million

(1)  Includes pending acquisition of Pioneer American Holding Company.

FINANCIAL RATIOS
BASED ON ANNUALIZED FIRST QUARTER 2000 RESULTS

                                                     Pro forma     With
                                    NBT     BSB      Combined      Cost Saves
                                    ---     ---      --------      ----------
ROAA*                                1.07    1.18     1.13          1.24
ROAE*                               13.27   17.04    15.07         16.52
NIM                                  4.32    4.22     4.27          4.27
Eff. Ratio                          56.62   41.63    48.86         46.64


* NBT's and BSB's net income has been normalized by adding back non-recurring expenses of $1,122,000 for NBT and $855,000 for BSB.

Overview of Combined Market Area

o    102 total branches serving 19 counties in 2 states

o Commanding market presence in eight counties as measured by a deposit share rank of 1, 2, or 3

o    Leading deposit share in Binghamton and Norwich

o    Growing presence in the Syracuse and Scranton markets

                                 [MAP OMITTED]

DEPOSIT SHARE AND RANK BY COUNTY

             COUNTY, STATE              DEPOSIT SHARE    RANK
             -------------              -------------    ----
Broome, NY                                  56.5%          1
Chemung, NY                                  5.1%          6
Chenango, NY                                84.4%          1
Clinton, NY                                  9.8%          4
Delaware, NY                                33.9%          1
Essex, NY                                   25.0%          2
Fulton, NY                                  11.1%          4
Montgomery, NY                               2.0%          6
Oneida, NY                                   5.3%          6
Onondaga, NY                                 4.7%          7
Otsego, NY                                   1.6%          7
Oswego, NY                                   0.4%         11
Tioga, NY                                   21.2%          2
Lackawanna, PA                              11.5%          3
Luzerne, PA                                  0.9%         16
Monroe, PA                                   3.2%          6
Pike, PA                                    18.6%          3
Wayne, PA                                   17.9%          3
Wyoming, PA                                  0.6%          6

SUMMARY OF ONE TIME EXPENSES

Charges                                     (In Millions)
-------                                     -------------
Professional Fees                               $7 to 8

Severance                                             3

Data Processing                                  3 to 5

Other                                                 2
                                          -------------
Total                                        $15 to $18

REASONS TO INVEST IN THE NEW COMPANY


o    Expected to be accretive to EPS in first full year

o    Similar corporate cultures that will be easily integrated

o    Increased operating efficiencies

o    Building on each other's strength through cross selling opportunities

            NBTB and BSBN vs. NASDAQ Bank Index (Jan 98 to Present)

                                [GRAPH OMITTED]

                       NBTB         BSBN   NASDAQ Bank Index
1/2/1998               100%          100%         100%
1/9/1998                88%           88%          92%
1/16/1998               97%           89%          95%
1/23/1998               94%           85%          94%
1/30/1998               96%           86%          96%
2/6/1998                95%           84%          99%
2/13/1998               97%           88%         100%
2/20/1998               94%           86%         100%
2/27/1998               96%           87%         102%
3/6/1998                97%           87%         103%
3/13/1998               97%           90%         104%
3/20/1998               99%           87%         107%
3/27/1998              100%           91%         108%
4/3/1998               102%           91%         108%
4/10/1998              104%           91%         107%
4/17/1998              117%           94%         109%
4/24/1998              124%           95%         110%
5/1/1998               124%           92%         109%
5/8/1998               118%           89%         107%
5/15/1998              115%           87%         108%
5/22/1998              115%           87%         108%
5/29/1998              120%           88%         105%
6/5/1998               118%           91%         105%
6/12/1998              118%           87%         101%
6/19/1998              116%           83%         100%
6/26/1998              116%           88%         101%
7/3/1998               125%           87%         103%
7/10/1998              116%           86%         104%
7/17/1998              116%           86%         103%
7/24/1998              117%           90%         102%
7/31/1998              113%           91%          97%
8/7/1998               112%           85%          94%
8/14/1998              115%           77%          91%
8/21/1998              122%           78%          89%
8/28/1998              115%           76%          81%
9/4/1998               114%           80%          79%
9/11/1998              103%           82%          81%
9/18/1998              110%           78%          84%
9/25/1998              110%           78%          84%
10/2/1998              112%           79%          81%
10/9/1998              108%           73%          75%

10/16/1998             107%           71%          83%
10/23/1998             108%           77%          83%
10/30/1998             110%           78%          86%
11/6/1998              122%           84%          90%
11/13/1998             121%           80%          87%
11/20/1998             121%           82%          89%
11/27/1998             127%           81%          91%
12/4/1998              129%           81%          87%
12/11/1998             127%           82%          85%
12/18/1998             123%           83%          86%
12/25/1998             126%           92%          86%
1/1/1999               119%           92%          88%
1/8/1999               122%           84%          89%
1/15/1999              113%           81%          87%
1/22/1999              108%           80%          85%
1/29/1999              115%           75%          86%
2/5/1999               112%           75%          84%
2/12/1999              112%           73%          84%
2/19/1999              115%           73%          85%
2/26/1999              114%           75%          85%
3/5/1999               113%           73%          87%
3/12/1999              113%           75%          88%
3/19/1999              113%           73%          87%
3/26/1999              113%           71%          85%
4/2/1999               104%           68%          84%
4/9/1999               109%           70%          85%
4/16/1999              112%           75%          88%
4/23/1999              108%           73%          89%
4/30/1999              109%           72%          90%
5/7/1999               111%           74%          90%
5/14/1999              108%           69%          89%
5/21/1999              108%           71%          89%
5/28/1999              107%           71%          89%
6/4/1999               109%           71%          88%
6/11/1999              108%           75%          87%
6/18/1999              107%           77%          88%
6/25/1999              104%           74%          88%
7/2/1999               106%           75%          90%
7/9/1999               102%           75%          90%
7/16/1999              102%           76%          90%
7/23/1999              104%           76%          89%
7/30/1999              105%           76%          87%

8/6/1999               102%           76%          85%
8/13/1999              103%           73%          86%
8/20/1999               98%           73%          86%
8/27/1999               96%           70%          85%
9/3/1999                95%           71%          84%
9/10/1999               98%           72%          83%
9/17/1999               97%           70%          81%
9/24/1999               92%           70%          80%
10/1/1999               89%           67%          81%
10/8/1999               93%           68%          84%
10/15/1999              94%           68%          80%
10/22/1999              92%           64%          83%
10/29/1999              95%           62%          87%
11/5/1999               95%           62%          88%
11/12/1999              93%           65%          88%
11/19/1999              94%           62%          88%
11/26/1999              93%           58%          85%
12/3/1999               90%           59%          86%
12/10/1999              83%           56%          81%
12/17/1999              82%           53%          79%
12/24/1999              88%           53%          81%
12/31/1999              83%           54%          81%
1/7/2000                84%           59%          77%
1/14/2000               79%           57%          77%
1/21/2000               78%           55%          74%
1/28/2000               74%           55%          74%
2/4/2000                74%           55%          75%
2/11/2000               74%           52%          73%
2/18/2000               71%           53%          71%
2/25/2000               65%           49%          69%
3/3/2000                75%           48%          68%
3/10/2000               74%           48%          65%
3/17/2000               82%           50%          72%
3/24/2000               76%           58%          73%
3/31/2000               78%           58%          74%
4/7/2000                74%           54%          73%
4/14/2000               61%           50%          70%
4/21/2000               55%           56%          72%
4/28/2000               56%           55%          72%
5/5/2000                57%           55%          71%
5/12/2000               55%           54%          73%